UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN
of
ARRIS GROUP, INC.
A Delaware Corporation
IRS Employer Identification No. 58-2588724
SEC File Number 000-31254
3871 Lakefield Drive
Suwanee, GA 30024
(770) 622-8400

ARRIS Group, Inc. Employee Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004 and Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors of ARRIS Group, Inc.
  and the Trustees of the ARRIS Group, Inc.
  Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Atlanta, Georgia
June 27, 2006

ARRIS Group, Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments, at fair value	$45,586,091	$40,941,331
Contributions receivable:
Participants	—	—
Employer	30,916	—

Net assets available for benefits	$45,617,007	$40,941,331

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions to net assets attributed to:
Contributions:
Participants	$4,378,979
Employer	605,300

4,984,279
Dividends and interest	1,490,024
Net realized and unrealized appreciation in fair value of investments	1,599,490

Total additions	8,073,793

Deductions from net assets attributed to:
Benefits paid to participants	(3,392,623)
Administrative expenses	(5,494)

Total deductions	(3,398,117)

Net increase	4,675,676

Net assets available for benefits:
Beginning of year	40,941,331

End of year	$45,617,007

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of ARRIS Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.
General
The Plan, a defined contribution plan covering substantially all employees of ARRIS Group, Inc. (“ARRIS” or the “Company”), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service (“IRS”) limitations. Until June 30, 2003, the Company contributed an amount equal to a percent of compensation depending on the participating subsidiary and active participation in the ARRIS Group, Inc. Pension Plan (“Pension Plan”), with a maximum range of 1.5% to 6.0% of compensation. Effective July 1, 2003, participants that were previously active participants in the Pension Plan began receiving matching contributions calculated in a similar fashion as those that were not active participants in the Pension Plan.
From July 1, 2003 through December 31, 2004, the Company suspended employer-matching contributions. Beginning on January 1, 2005, the Company partially reinstated the employer-match, with contributions equal to 25% of the participants’ contribution, with a maximum of 1.5%. Effective January 1, 2006, the Company increased the employer-matching contribution from 25% to 50% of the participant’s contribution, with a maximum of 3%. In December 2005, the Plan was also amended to provide a true-up employer matching contribution to active participant’s accounts who, after the end of the plan year it is determined, received less than the percentage of employer matching contribution appropriate based on the employee’s total contributions for the year. This new feature was effective January 1, 2005 and implemented for the 2005 plan year.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of service. Participants are fully vested after three years of credited service.
Forfeitures
During 2005, approximately $25,692 of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants’ accounts are used to reduce Company contributions. In 2005, the Company used $95,888 of forfeitures to offset contributions. As of December 31, 2005 and 2004, unallocated assets (e.g., forfeitures) included in investments totaled $51,070 and $93,188, respectively.
Payment of Benefits
Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her account.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.
Administrative Expenses
Substantially all expenses of administering the Plan are paid by the Company, with the exception of certain fees associated with participant loans in which case the fees are paid from the employee’s investments.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The value of the trust assets and the shares of all participants and beneficiaries will be determined as of the effective date of the termination. Distributions will be made as provided in the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments in mutual funds and ARRIS common stock are stated at fair value, which is based on quoted market prices on national exchanges as of the last business day of the Plan year. Participant loans are stated at carrying value, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2005	2004

MFS Retirement Service – MFS Emerging Growth Fund-A	$2,643,255	$2,746,848
MFS Retirement Service – MFS Bond Fund–A	*	2,160,811
MFS Retirement Service – MFS Research Fund-A	*	2,254,080
MFS Retirement Service – MFS Global Equity Fund–A	2,862,278	2,687,353
MFS Retirement Service – MFS Capital Opportunity Fund–A	2,604,287	2,941,311
MFS Retirement Service – Mass Invest Growth Stock Fund–A	4,170,979	4,421,315
MFS Retirement Service – MFS Total Return Fund – A	4,282,739	4,015,752
MFS Retirement Service – MFS Fixed Fund-Institutional	5,559,021	4,915,264
Scudder Equity 500 Index Fund	3,682,938	3,488,668
ARRIS Group, Inc. common stock	3,290,995	2,468,250

*	Not over 5% of Plan’s net assets in 2005.
The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Year ended
December 31,
2005
Mutual funds	$676,516
Common stock	922,974

$1,599,490

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan is currently undergoing an audit by the Internal Revenue Service for its 2001 and 2002 plan years. The Internal Revenue Service has noted certain deficiencies in the Plan administration which could result in the disqualification of the Plan. However, the Plan administrator has indicated that it will take the steps required by the Internal Revenue Service, to maintain the Plan’s qualified status. Otherwise, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
Certain Plan investments are shares of funds managed by Heritage Trust Corporation, who is the Plan’s Trustee and MFS Retirement Services, Inc., who is the Plan’s record keeper and, therefore, these transactions qualify as party-in-interest transactions.
The Plan held ARRIS common stock valued at $3,290,995 and $2,468,250 at December 31, 2005 and 2004, respectively.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ARRIS Group, Inc.
Employee Savings Plan
EIN: 58-2588724  Plan Number: 002
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2005

		(c)	(d)
	(b)	Description of	Current
(a)	Identity of Issue	Investment	Value

*	MFS Retirement Services, Inc.	MFS Emerging Growth Fund-A	$2,643,255
	Scudder Equity 500 Index Fund	Scudder Equity 500 Index Fund	3,682,938
*	MFS Retirement Services, Inc.	MFS Research Fund-A	2,151,243
*	MFS Retirement Services, Inc.	MFS Global Equity Fund-A	2,862,278
*	MFS Retirement Services, Inc.	MFS Capital Opportunity Fund-A	2,604,287
*	MFS Retirement Services, Inc.	Mass Invest Growth Stock Fund-A	4,170,979
*	MFS Retirement Services, Inc.	MFS Total Return Fund-A	4,282,739
*	MFS Retirement Services, Inc.	MFS Bond Fund-A	2,044,231
*	MFS Retirement Services, Inc.	MFS Fixed Fund-Institutional	5,559,021
*	MFS Retirement Services, Inc.	MFS High Income Fund-A	390,576
*	MFS Retirement Services, Inc.	MFS Government Security Fund-A	446,673
*	MFS Retirement Services, Inc.	MFS Mid Cap Growth Fund-A	554,173
*	MFS Retirement Services, Inc.	MFS International Value Fund-A	1,123,514
	Franklin Templeton Investments	Franklin Balance Sheet Investment Fund-A	2,187,102
	Liberty Funds Services, Inc.	Columbia Acorn Fund-A	1,815,347
*	MFS Retirement Services, Inc.	MFS Conservative Allocation Fund-A	91,879
*	MFS Retirement Services, Inc.	MFS Moderate Allocation-A	438,545
*	MFS Retirement Services, Inc.	MFS Growth Allocation-A	366,417
*	MFS Retirement Services, Inc.	MFS Aggressive Growth Allocation-A	363,953
	Lord Abbett	Lord Abbett Mid-Cap Value-A	1,676,087
	Van Kampen Investments	Van Kampen Growth and Income	2,180,069
*	ARRIS Group, Inc.	Common stock	3,290,995
*	Participants	Loans receivable; interest rates range
		5.0% - 9.0%; maturities within 10 years	659,790

			$45,586,091

* Represents a party-in-interest to the Plan

Note: Cost information (column d) has not been included as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN

	By:	Administrative Committee (Plan Administrator)

/s/ LAWRENCE A. MARGOLIS

Lawrence A. Margolis Executive Vice President, Strategic Planning, Administration, and Chief Counsel

Dated: June 29, 2006